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July 13, 2020

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:	Mr. John Stickel
Attorney Advisor

Re:	Trean Insurance Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 9, 2020 File No. 333-239291

Dear Mr. Stickel:

On behalf of our client Trean Insurance Group, Inc. (the “Company”), we hereby provide the response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2020 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on July 9, 2020.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Mr. John Stickel
Securities and Exchange Commission
July 13, 2020

Amendment No. 1 to Registration Statement on Form S-1

Risk factors
Our amended and restated certificate of incorporation provides, page 35

1.
Please revise this risk factor and your disclosure on page 120 to reconcile and clarify the scope of your exclusive forum provision and whether it applies to claims under the federal securities laws. We note that the forum selection provision in Article FOURTEENTH of Exhibit 3.1 appears to conflict with the provision in Section 9.1 of Exhibit 3.2. To the extent the provision applies to actions arising under the Securities Act, state that investors cannot waive compliance with the federal securities laws.

The Company has revised the disclosure on pages 35, 36, 120 and Exhibits 3.1 and 3.2 in response to the Staff’s comment.

* * * * *

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo

cc:          Michael Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
J. Nolan McWilliams, Securities and Exchange Commission
Andrew M. O’Brien, President and Chief Executive Officer, Trean Insurance Group, Inc.
Julie A. Baron, Chief Financial Officer, Trean Insurance Group, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Shane Tintle, Davis Polk & Wardwell LLP